UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 5, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011 and Amendment No. 3 thereto filed with the SEC on January 20, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 6, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011 and Amendment No. 3 thereto filed with the SEC on January 20, 2011 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The section captioned “Stockholder Class Action Litigation” under Item 8 is hereby amended and supplemented by adding the following paragraph after the last paragraph of such section:

As previously disclosed, there are three lawsuits related to the transaction that have been filed in the Court of Chancery in the State of Delaware, the Kahn Complaint, the Goodman Complaint (which was amended such that Sanford Berman has replaced Mr. Goodman as the named plaintiff) and the Black Complaint (together, the “Delaware Complaints”). The defendants believe that the Delaware Complaints each are entirely without merit and that they have valid defenses to all claims. Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the plaintiffs’ claims, to minimize the costs associated with this litigation, on January 20, 2011, the defendants entered into a memorandum of understanding (“MOU”) with the plaintiffs providing for the settlement of all claims in the three stockholder actions covered by the Delaware Complaints. Under the MOU, and subject to court approval and further definitive documentation, the plaintiffs and the Class settle and release, against the named defendants and their affiliates and agents, all claims in the Delaware Complaints and any potential claim related to (i) the Offer or the Merger, or any amendment thereto; (ii) the adequacy of the consideration to be paid to LaserCard shareholders in connection with the Offer or the Merger; (iii) the fiduciary obligations of any of the defendants or other released parties in connection with the Offer or the Merger, or any amendment thereto; (iv) the negotiations in connection with the Offer and the Merger, or any amendment thereto; or (v) the disclosures or disclosure obligations of any of the defendants or other released parties in connection with the Offer and the Merger. Pursuant to the terms of the MOU, LaserCard provided additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in Amendment No. 2 hereto filed with the Securities and Exchange Commission on January 19, 2011). LaserCard believes that the supplemental disclosures were not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a stockholder’s decision to tender Shares into and accept the Offer. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $300,000. The settlement, including the payment by LaserCard or any successor thereto of any such attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations in the Delaware Complaints. The foregoing summary is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(5)(K) hereto and is incorporated by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Memorandum of Understanding, dated January 20, 2011.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/S/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi
Chief Executive Officer

Dated: January 20, 2011